FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                                  June 28, 2002


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                   Heron House
                                 15 Adam Street
                             London, England WCN 6LA
              (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

              Form 20-F  X                               Form 40-F __

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

              Yes __                                     No   X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.



                                            Total Pages: 2


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27 June 2002


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP


Dear Sirs,

We have been notified today that Mr Warren Knowlton, a director of the Company, acquired on 27 June 2002, 400 American Depositary Shares ("ADSs") representing 4,000 ordinary shares of the Company, at a price of $56.25 per ADS. Mr Knowlton now has an interest in 11,501 ordinary shares representing 0.0012% of the issued ordinary share capital of the Company.

Yours faithfully,





J.V. Sutton
Assistant Company Secretary